Exhibit 99.1
Dole plc Announces $100 million Share Repurchase Program
DUBLIN – November 10, 2025
Dole plc (NYSE: DOLE) (“Dole” or the “Company”) today announced that its Board of Directors has authorized a share repurchase program under which the Company may repurchase up to $100 million of its ordinary shares in the aggregate.
The repurchase authorization forms part of a broader capital allocation strategy and reflects the Company’s commitment to driving long term sustainable shareholder value.
Shares may be repurchased from time to time through open-market transactions or other methods permitted under applicable securities laws, including under Rule 10b5-1 trading plans and in compliance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended.
The timing and volume of repurchases will be at the discretion of the Company’s management and will be based on several factors including market conditions, available capital resources, and alternative investment opportunities. The repurchase program does not obligate the Company to acquire any particular number of shares and may be suspended, modified, or discontinued at any time at the Board’s discretion.
Repurchases will be funded through operating cash flow or existing cash balances and availability under the Company’s revolving credit facility.
About Dole plc:
A global leader in fresh produce, Dole plc grows, markets, and distributes an extensive variety of fresh fruits and vegetables sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 85 countries, our goal is to make the world a healthier and more sustainable place.
Forward looking statements
Certain statements made in this press release that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding the Company’s intent to repurchase, from time to time, the Company’s ordinary shares. These statements are based on management’s beliefs, assumptions, and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates, or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-

looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.

Investor Contact:
James O’Regan, Head of Investor Relations, Dole plc
james.oregan@doleplc.com
+353 1 887 2794

Media Contact:
Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130

Category: Financial